
05046093

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, March 2, 2005, Series 2005-WF1	**333-117349**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
MAR 09 2005
THOMSON
FINANCIAL

[TPW: NYLEGAL:312480.1] 15527-01345 03/02/2005 10:54 AM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 2, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ____________________

Name: Peter D. Steinmetz

Title: Vice President Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

$415,249,772
(APPROXIMATE)

Citigroup Mortgage Loan Trust Inc.
Series 2005-WF1
Issuer

Asset-Backed Pass-Through Certificates
Series 2005-WF1

CitiMortgage, Inc.
Master Servicer and Trust Administrator

Wells Fargo Bank N.A.
Originator and Servicer

Citigroup Mortgage Loan Trust Inc.
(CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.


citigroup

February 28, 2005


citigroup

Citigroup Global Markets Inc. Disclaimer

The information herein is preliminary, subject to change without notice, and may be incomplete or condensed. No representation or warranty is made as to the accuracy of the information or the reasonableness of the assumptions contained herein. All assumptions and information contained herein constitute a judgment only as of the dates specified and are subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

This information is not an offer to enter into any transaction, or a commitment by us to enter into any transaction. This information is provided to you for information purposes only. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of the securities described herein may be consummated without the purchaser first having received a Prospectus and a Prospectus Supplement.

Citigroup Global Markets Inc. ("CGM") is not acting as your advisor or agent. Prior to entering into any transaction, you should determine, without reliance upon CGM or its affiliates, the economic risks and merits, as well as the legal, tax and accounting characterizations and consequences of the transaction, and independently determine that you are able to assume these risks. In this regard, by acceptance of these materials, you acknowledge that you have been advised that (a) CGM is not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the transaction, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise senior management in your organization as to the legal, tax and accounting advice (and, if applicable, risks) associated with this transaction and CGM's disclaimers as to these matters.



Offered Certificates

Class	Interest Type / Class	Size (+/- 5%)*	Rating (S&P/Moody's/DBRS)	WAL(1) (Call / Mat)
A-1	Floating-Rate / Senior	160,000,000	AAA/Aaa/AAA	1.00 / 1.00
A-2	Fixed-Rate / Senior	91,000,000	AAA/Aaa/AAA	3.00 / 3.00
A-3	Fixed-Rate / Senior	38,900,000	AAA/Aaa/AAA	5.01 / 5.01
A-4	Fixed-Rate / Senior	59,349,900	AAA/Aaa/AAA	8.58 / 10.61
A-5	Fixed-Rate / Senior / Lockout	41,500,000	AAA/Aaa/AAA	6.69 / 6.79
M-1	Fixed-Rate / Mezz	9,135,600	AA/Aa2/AA	6.23 / 6.72
M-2	Fixed-Rate / Mezz	8,097,400	A/A2/A	6.23 / 6.54
M-3	Fixed-Rate / Mezz	5,190,700	BBB/Baa2/BBB	6.00 / 6.01
M-4	Fixed-Rate / Mezz	2,076,172	BBB-/Baa3/BBB (low)	4.53 / 4.53

* The Offered Certificate class sizes are approximate and subject to +/- 5% variance and final rating agency levels.
(1) At the Pricing Speed

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Dave Reedy *Director*	(212) 723-6392	david.reedy@citigroup.com
Philip Seares *Vice President*	(212) 723-1145	philip.seares@citigroup.com
Brian Appell *Associate*	(212) 723-6395	brian.j.appell@citigroup.com
Scott Schundler *Analyst*	(212) 723-9568	scott.schundler@citigroup.com



Transaction Overview

Title of the Securities:	Citigroup Mortgage Loan Trust Inc., Asset-Backed Pass-Through Certificates, Series 2005-WF1
The Certificates:	Approximately $415,249,772 fixed-rate and floating-rate Certificates. The Certificates are backed by fixed-rate, first lien, 15- and 30-year, fully -amortizing mortgage loans.
Depositor:	Citigroup Mortgage Loan Trust Inc.
Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer and Trust Administrator:	CitiMortgage, Inc.
Originator and Servicer:	Wells Fargo Bank, N.A.
Seller:	Citigroup Global Markets Realty Corp.
Paying Agent and Certificate Registrar:	Citibank, N.A.
Trustee:	U.S. Bank, N.A.
Surveillance Provider:	Pentalpha Funding LLC will monitor and advise the Servicer and Master Servicer with respect to prepayment penalty collection, mortgage insurance claims and default management of the mortgage loans.
Settlement Date:	On or about March 7, 2005.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in March 2005.
Offered Certificates:	Classes A-1, A-2, A-3, A-4 and A-5 (the "Class A Certificates" or the "Senior Certificates") and Classes M-1, M-2, M-3 and M-4 (the "Mezzanine Certificates") will be offered.
Fixed-Rate Certificates:	Classes A-2, A-3, A-4, A-5, M-1, M-2, M-3 and M-4 Certificates.
Floating-Rate Certificates:	Class A-1 Certificates.
Non-Offered Certificates:	Classes CE, P and R Certificates.
Subordinate Certificates:	The Mezzanine Certificates and the Class CE Certificates.
Cut-Off Date:	February 1, 2005.
Payment Delay:	Floating-Rate Certificates have a 0 day delay; Fixed-Rate Certificates have a 24-day delay.
Day Count:	Floating-Rate Certificates are Actual/360; Fixed-Rate Certificates are 30/360.
Prepayment Period:	The month preceding the month of such Distribution Date.
Due Period:	The period commencing on the second day of the month preceding the month of the Distribution Date and ending on the first day of the month of the Distribution Date.
Servicing Fee Rate:	0.375% per annum
Master Servicing Fee Rate:	0.0025% per annum
Surveillance Fee Rate:	0.0150% per annum
Administrative Fees:	Servicing Fee, Master Servicing Fee, and Surveillance Fee.
Legal Final Maturity:	For All Classes the legal final maturity is expected to be December 2034.



Transaction Overview

Structure: Senior/Subordinate/Overcollateralization

Pricing Speed: Mortgage Loans: 20% HEP (2% CPR to 20% CPR over 10 months and then 20% CPR thereafter).

Mortgage Pool: As of the Cut-off Date, the Mortgage Pool consists of approximately 2,735 fixed-rate, 15- and 30-year, fully-amortizing, first lien mortgage loans on primarily one-four family properties with an outstanding principal balance of approximately $415,249,873 as of the Cut-off Date. All loans with a loan-to-value ratio at origination in excess of 80% are covered by a mortgage insurance policy. The "Effective LTV" is the original loan-to-value ratio of the pool after incorporating the mortgage insurance coverage on all loans with mortgage insurance.

Pass-Through Rate: For any Distribution Date the Pass-Through Rate will be the lesser of (i) the Coupon Rate, as specified below, (including the Step-Up Coupon Rate described below) or (ii) Net WAC Rate.

Coupon Rate and Step-Up Coupon Rate:

Class	Coupon Rate	Step-Up Coupon Rate*
A-1	1 Month Libor + [ ]%	Same as Coupon Rate
A-2	[ ]%	Same as Coupon Rate
A-3	[ ]%	Same as Coupon Rate
A-4	[ ]%	[ ]% + 0.50%
A-5	[ ]%	Same as Coupon Rate
M-1	[ ]%	[ ]% + 0.50%
M-2	[ ]%	[ ]% + 0.50%
M-3	[ ]%	[ ]% + 0.50%
M-4	[ ]%	[ ]% + 0.50%

**The Coupon Rate will step-up if the Optional Termination is not exercised.*

Net WAC Rate: For any Distribution Date, the Net WAC Rate will equal the weighted average Net Mortgage Rates of the Mortgage Loans. The Net WAC Rate is subject to an adjustment, in the case of the Floating-Rate Certificates, based on the actual number of days that have elapsed in the related Interest Accrual Period.

Net Mortgage Rate: For each Mortgage Loan the applicable Mortgage Rate less the aggregate rate at which the Administrative Fees accrue.

Net WAC Rate Carryover Amount: On any Distribution Date, the excess of (i) the amount of interest the Offered Certificates would have accrued for such Distribution Date based on its respective Coupon Rate (or Step-Up Coupon Rate), over (ii) the amount of interest the Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such excess from the prior Distribution Date plus interest accrued thereon at the related Pass-Through rate for the most recent accrual period.

Excess Interest: Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the Mortgage Loans, to cover interest shortfalls on the Certificates or to fund any Overcollateralization Increase Amount and payback applied realized loss amounts, will be available to make distributions of Net WAC Rate Carryover Amounts to the Offered Certificates (to the extent not covered by the Interest Rate Corridor in the case of the Class A-1 Certificates).

Interest Rate Corridor:

Class	Number of Months	Beginning Distribution Date
A-1	26	March 2005

**Interest Rate Corridor schedule can be found on page 13.*

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Servicer, Master Servicer, the Trust Administrator, the Trustee or the Surveillance Provider, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received by the Servicer; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans, occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all principal and interest advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Servicer in respect of prepayment interest shortfalls for the related period.



Transaction Overview

Principal Remittance Amount: For any Distribution Date, an amount equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Mortgage Loans actually received or advanced for such Distribution Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period (net of reimbursements, including reimbursements to the Servicer), to the extent applied as recoveries of principal on the Mortgage Loans.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding certificate principal balance of the Class A Certificates and Mezzanine Certificates and (ii) the Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Targeted Overcollateralization Amount minus any Overcollateralization Reduction Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the lesser of the Principal Distribution Amount and the certificate principal balance of the Class A Certificates. With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding Certificate Principal Balance of the Class A Certificates over (ii) the lesser of (a) approximately 87.50% of the outstanding principal balance of the Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus 0.35% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

All distributions of principal to the Class A Certificates on any Distribution Date will be distributed first to the Class A-5 Certificates, an amount equal to the Class A-5 Lockout Distribution Amount, second to the Class A-1 Certificates, third to the Class A-2 Certificates, fourth to the Class A-3 Certificates, fifth to the Class A-4 Certificates and sixth to the Class A-5 Certificates, in each case until the Certificate Principal Balance of such class of Certificates has been reduced to zero.

Class A-5 Lockout Distribution Amount: With respect to any Distribution Date, the product of (a) the Class A-5 Lockout Percentage for that Distribution Date and (b) the Class A-5 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-5 Lockout Distribution Amount for a Distribution Date exceed the Class A Principal Distribution Amount or the Certificate Principal Balance of the Class A-5 Certificates immediately prior to that distribution date.

Class A-5 Lockout Percentage: For each Distribution Date will be as follows:

Period	Lockout Percentage
1 to 36	0%
37 to 60	45%
61 to 72	80%
73 to 84	100%
85 and thereafter	300%

Class A-5 Pro Rata Distribution Amount: With respect to any Distribution Date, an amount equal to the product of (a) a fraction, the numerator of which is the Certificate Principal Balance of the Class A-5 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates, immediately prior to that Distribution Date and (b) the Class A Principal Distribution Amount.

Class M Principal Distribution Amount: The Mezzanine Certificates will NOT receive any principal payments prior to the Stepdown Date unless the aggregate Certificate Principal Balance of the Class A Certificates is reduced to zero. Thereafter (assuming no Trigger Event is in effect), principal will be shared among the classes of Mezzanine Certificates to maintain the lesser of in each case, (i) approximately 2x the initial targeted credit support for such class and (ii) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus 0.35% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.



Transaction Overview

Senior Enhancement Percentage	For any Distribution Date, the percentage obtained by dividing (x) the sum of: (i) the aggregate Certificate Principal Balance of the Class M Certificates, and (ii) the Overcollateralization Amount, after taking into account the distribution of the Principal Remittance Amount on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period.
Priority of Distributions:	On each Distribution Date, Available Funds will be distributed as follows: 1. To pay interest on the Class A Certificates on a pro-rata basis based on the entitlement of such class, including any accrued interest carryover shortfall amounts from a prior Distribution Date, and then, excluding any accrued interest carryover shortfall amounts from prior Distribution Dates, to pay interest to the Mezzanine Certificates, sequentially. 2. To the extent of the Principal Distribution Amount, to the Class A Certificates, an amount up to the Class A Principal Distribution Amount for the Distribution Date. 3. To the extent of the remaining Principal Distribution Amount, to the Mezzanine Certificates, to pay the respective Class M Principal Distribution Amount until the respective Mezzanine Certificate principal balance has been reduced to zero. 4. To pay the interest carryover shortfall amounts to the Mezzanine Certificates, sequentially. 5. To pay back losses allocated to the Mezzanine Certificates. 6. To pay the Net WAC Rate Carryover Amounts (with respect to the Class A-1 Certificates, to the extent not covered by the Interest Rate Corridor), first, to the Class A Certificates, on a pro-rata basis, then sequentially, to the Mezzanine Certificates. 7. To pay any remaining amount to the Class CE, Class P and Class R Certificates in accordance with the Pooling and Servicing Agreement.



Transaction Overview

Optional Termination: 10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Class CE holder (so long as such holder is not the Seller or an affiliate of the Seller) shall have the right to exercise the clean-up call. If such call is exercised, the Offered Certificateholders are entitled, to the extent of funds available, to:

- Outstanding principal balance of the Offered Certificates
- Current interest accrued on such balance at the related Pass-Through Rate
- Interest previously earned but not paid (if any)
- Net WAC Rate Carryover Amount (if any)

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, and

(ii) the later to occur of:

(x) the Distribution Date in March 2008 and

(y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to twice its initial targeted amount

Trigger Event: The continuance of either a Delinquency Trigger or a Cumulative Loss Trigger.

Cumulative Loss Trigger: A "Cumulative Loss Trigger" shall have occurred and be continuing if cumulative losses from cut-off date exceed the indicated %:

Distribution Date Occurring In	Percentage
March 2008 – February 2009	0.65%
March 2009 – February 2010	1.00%
March 2010 – February 2011	1.30%
March 2011 and thereafter	1.50%

Delinquency Trigger: A "Delinquency Trigger" shall have occurred and be continuing, if, at any time, (i) the three-month rolling average of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans that are (a) 60+ days delinquent (including loans 60+ days delinquent and in foreclosure and bankruptcy), or (b) REO properties, as of the last day of the related prepayment period and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period exceeds 50% of the Senior Enhancement Percentage.

Credit Enhancement: Credit Enhancement for the Certificates will be provided in the form of excess interest, overcollateralization and subordination.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial Actual Enhancement Percentage	Initial Target Enhancement Percentage (incl. Targeted OC Amount)	Stepdown Date Targeted Credit Enhancement Percentage
A	5.90%	6.25%	2x (Initial Target Enhancement Percentage)
M-1	3.70%	4.05%	2x (Initial Target Enhancement Percentage)
M-2	1.75%	2.10%	2x (Initial Target Enhancement Percentage)
M-3	0.50%	0.85%	2x (Initial Target Enhancement Percentage)
M-4	0.00%	0.35%	2x (Initial Target Enhancement Percentage)

Overcollateralization Amount: For any Distribution Date the excess, if any, of (a) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class P Certificates (after taking into account the distributions of the amounts described in clauses (i) through (iii) of the definition of Principal Remittance Amount on the related distribution date).



Transaction Overview

Overcollateralization Increase Amount:	An Overcollateralization Increase Amount with respect to any distribution date equals the lesser of (a) the Excess Interest for such distribution date and (b) the amount, if any, by which the Targeted Overcollateralization Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed).
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount with respect to any distribution date is the lesser of (a) the Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed) over (ii) the Targeted Overcollateralization Amount for such distribution date.
Targeted Overcollateralization Amount:	As of any Distribution Date, the Targeted Overcollateralization Amount (a) prior to the Stepdown Date, is an amount equal to approximately 0.35% of the principal balance of the Mortgage Loans as of the Cut-off date; (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) approximately 0.70% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related due period and (ii) 0.35% of the principal balance of the Mortgage Loans as of the Cut-off date; and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Targeted Overcollateralization Amount for the immediately preceding Distribution Date.
Allocation of Losses:	Realized Losses on the Mortgage Loans will be allocated first to excess interest, second to the principal balance of the Class CE Certificates and third, to the Mezzanine Certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Mezzanine Certificate has been reduced to zero. The Pooling and Servicing Agreement does not permit the allocation of realized losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates; however, investors in such certificates should realize that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the Class A Certificates all principal and interest amounts to which such certificates are then entitled.
Advances:	Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the Mortgage Loans.
Compensating Interest:	The Servicer is obligated to offset any Prepayment Interest Shortfall, on any Distribution Date, with Compensating Interest.
Underwriting Standards:	The Mortgage Loans were underwritten to certain guidelines of Wells Fargo where documentation is either: (i) stated (ii) no ratio or (iii) no documentation programs as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	All Offered Certificates are expected to be ERISA eligible as of the Settlement Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
SMMEA Considerations:	The Class A and M-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)."
Minimum Denominations:	$100,000 and multiples of $1 in excess thereof.
Form of Registration:	All Offered Certificates will be issued in book-entry form through DTC.



*Sensitivity Analysis – To 10% Optional Termination**

	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	9.95	1.89	1.00	0.67	0.50
Window (mo)	1-220	1-49	1-26	1-17	1-13
Expected Final Mat.	Jun-2023	Mar-2009	Apr-2007	July-2006	Mar-2006
Class A-2					
Avg. Life (yrs)	21.85	6.20	3.00	1.93	1.40
Window (mo)	220-299	49-115	26-51	17-31	13-22
Expected Final Mat.	Jan-2030	Sep-2014	May-2009	Sep-2007	Dec-2006
Class A-3					
Avg. Life (yrs)	25.93	11.39	5.01	2.98	2.08
Window (mo)	299-323	115-161	51-72	31-44	22-29
Expected Final Mat.	Jan-2032	Jul-2018	Feb-2011	Oct-2008	Jul-2007
Class A-4					
Avg. Life (yrs)	27.77	16.08	8.58	5.00	3.15
Window (mo)	323-336	161-202	72-114	44-75	29-54
Expected Final Mat.	Feb-2033	Dec-2021	Aug-2014	May-2011	Aug-2009
Class A-5					
Avg. Life (yrs)	13.31	8.08	6.69	5.51	4.34
Window (mo)	37-336	37-202	37-114	39-75	41-54
Expected Final Mat.	Feb-2033	Dec-2021	Aug-2014	May-2011	Aug-2009
Class M-1					
Avg. Life (yrs)	24.90	11.35	6.23	4.31	3.63
Window (mo)	234-336	68-202	37-114	38-75	39-54
Expected Final Mat.	Feb-2033	Dec-2021	Aug-2014	May-2011	Aug-2009
Class M-2					
Avg. Life (yrs)	24.90	11.35	6.23	4.29	3.55
Window (mo)	234-336	68-202	37-114	37-75	38-54
Expected Final Mat.	Feb-2033	Dec-2021	Aug-2014	May-2011	Aug-2009
Class M-3					
Avg. Life (yrs)	24.78	10.97	6.00	4.12	3.38
Window (mo)	234-336	68-202	37-114	37-75	37-54
Expected Final Mat.	Feb-2033	Dec-2021	Aug-2014	May-2011	Aug-2009
Class M-4					
Avg. Life (yrs)	23.07	8.49	4.53	3.30	3.05
Window (mo)	234-314	68-145	37-80	37-52	37-38
Expected Final Mat.	Apr-2031	Mar-2017	Oct-2011	Jun-2009	Apr-2008

*Speeds are a percentage of the Pricing Speed.



*Sensitivity Analysis – To Maturity**

	0%	50%	100%	150%	200%
Class A-1					
Avg. Life (yrs)	9.95	1.89	1.00	0.67	0.50
Window (mo)	1-220	1-49	1-26	1-17	1-13
Expected Final Mat.	Jun-2023	Mar-2009	Apr-2007	July-2006	Mar-2006
Class A-2					
Avg. Life (yrs)	21.85	6.20	3.00	1.93	1.40
Window (mo)	220-299	49-115	26-51	17-31	13-22
Expected Final Mat.	Jan-2030	Sep-2014	May-2009	Sep-2007	Dec-2006
Class A-3					
Avg. Life (yrs)	25.93	11.39	5.01	2.98	2.08
Window (mo)	299-323	115-161	51-72	31-44	22-29
Expected Final Mat.	Jan-2032	Jul-2018	Feb-2011	Oct-2008	Jul-2007
Class A-4					
Avg. Life (yrs)	28.26	18.91	10.61	5.93	3.16
Window (mo)	323-354	161-342	72-259	44-177	29-59
Expected Final Mat.	Aug-2034	Aug-2033	Sep-2026	Nov-2019	Jan-2010
Class A-5					
Avg. Life (yrs)	13.32	8.10	6.79	6.25	5.82
Window (mo)	37-352	37-340	37-257	39-175	41-128
Expected Final Mat.	Jun-2034	Jun-2033	Jul-2026	Sep-2019	Oct-2015
Class M-1					
Avg. Life (yrs)	25.05	12.10	6.72	4.66	3.88
Window (mo)	234-350	68-284	37-171	38-115	39-82
Expected Final Mat.	Apr-2034	Oct-2028	May-2019	Sep-2014	Dec-2011
Class M-2					
Avg. Life (yrs)	25.01	11.85	6.54	4.51	3.70
Window (mo)	234-347	68-260	37-152	37-101	38-73
Expected Final Mat.	Jan-2034	Oct-2026	Oct-2017	Jul-2013	Mar-2011
Class M-3					
Avg. Life (yrs)	24.79	11.00	6.01	4.14	3.39
Window (mo)	234-339	68-216	37-122	37-81	37-58
Expected Final Mat.	May-2033	Feb-2023	Apr-2015	Nov-2011	Dec-2009
Class M-4					
Avg. Life (yrs)	23.07	8.49	4.53	3.30	3.05
Window (mo)	234-314	68-145	37-80	37-52	37-38
Expected Final Mat.	Apr-2031	Mar-2017	Oct-2011	Jun-2009	Apr-2008

*Speeds are a percentage of the Pricing Speed.



ASSUMED MONTHLY EXCESS INTEREST FORWARD INDICES

Pd	1ml Fwd*	Fwds*	Fwds+100*	Fwds+200*	Pd	1ml Fwd*	Fwds*	Fwds+100*	Fwds+200*	Pd	1ml Fwd*	Fwds*	Fwds+100*	Fwds+200*
1	2.86767	2.76	2.53	2.30	39	4.43168	1.44	1.44	1.44	77	4.90763	1.22	1.22	1.22
2	2.97013	2.21	1.82	1.43	40	4.44495	1.43	1.43	1.43	78	4.91854	1.23	1.23	1.23
3	3.07259	2.20	1.84	1.47	41	4.46104	1.42	1.42	1.42	79	4.92945	1.23	1.23	1.23
4	3.17506	2.11	1.74	1.38	42	4.47714	1.42	1.42	1.42	80	4.94031	1.23	1.23	1.23
5	3.29113	2.09	1.75	1.40	43	4.49324	1.41	1.41	1.41	81	4.95118	1.23	1.23	1.23
6	3.40721	1.99	1.65	1.31	44	4.51212	1.40	1.40	1.40	82	4.96204	1.23	1.23	1.23
7	3.52328	1.94	1.61	1.29	45	4.53099	1.39	1.39	1.39	83	4.97281	1.24	1.24	1.24
8	3.60788	1.94	1.63	1.33	46	4.54987	1.37	1.37	1.37	84	4.98358	1.24	1.24	1.24
9	3.69248	1.86	1.56	1.26	47	4.56181	1.36	1.36	1.36	85	4.99435	1.24	1.24	1.24
10	3.77708	1.86	1.58	1.31	48	4.57376	1.35	1.35	1.35	86	5.00497	1.24	1.24	1.24
11	3.84014	1.79	1.52	1.25	49	4.58570	1.34	1.34	1.34	87	5.01560	1.23	1.23	1.23
12	3.90320	1.76	1.51	1.26	50	4.59721	1.33	1.33	1.33	88	5.02622	1.23	1.23	1.23
13	3.96626	1.83	1.62	1.40	51	4.60872	1.32	1.32	1.32	89	5.03661	1.23	1.23	1.23
14	3.98779	1.72	1.50	1.28	52	4.62023	1.31	1.31	1.31	90	5.04701	1.22	1.22	1.22
15	4.00931	1.74	1.54	1.34	53	4.63305	1.31	1.31	1.31	91	5.05741	1.22	1.22	1.22
16	4.03084	1.70	1.51	1.32	54	4.64588	1.30	1.30	1.30	92	5.06764	1.22	1.22	1.22
17	4.06308	1.70	1.54	1.37	55	4.65870	1.30	1.30	1.30	93	5.07787	1.22	1.22	1.22
18	4.09531	1.67	1.51	1.36	56	4.66949	1.30	1.30	1.30	94	5.08810	1.21	1.21	1.21
19	4.12755	1.65	1.52	1.38	57	4.68028	1.29	1.29	1.29	95	5.09811	1.21	1.21	1.21
20	4.14986	1.66	1.54	1.43	58	4.69107	1.29	1.29	1.29	96	5.10812	1.21	1.21	1.21
21	4.17217	1.63	1.53	1.43	59	4.70206	1.28	1.28	1.28	97	5.11814	1.21	1.21	1.21
22	4.19448	1.63	1.55	1.48	60	4.71305	1.28	1.28	1.28	98	5.12780	1.21	1.21	1.21
23	4.20719	1.61	1.55	1.49	61	4.72405	1.28	1.28	1.28	99	5.13747	1.21	1.21	1.21
24	4.21989	1.60	1.56	1.52	62	4.73634	1.27	1.27	1.27	100	5.14714	1.21	1.21	1.21
25	4.23260	1.61	1.59	1.57	63	4.74863	1.27	1.27	1.27	101	5.15641	1.21	1.21	1.21
26	4.24399	1.59	1.59	1.59	64	4.76092	1.26	1.26	1.26	102	5.16567	1.21	1.21	1.21
27	4.25538	1.58	1.58	1.58	65	4.77277	1.26	1.26	1.26	103	5.17493	1.21	1.21	1.21
28	4.26677	1.57	1.57	1.57	66	4.78461	1.25	1.25	1.25	104	5.18392	1.21	1.21	1.21
29	4.28227	1.56	1.56	1.56	67	4.79645	1.25	1.25	1.25	105	5.19292	1.21	1.21	1.21
30	4.29778	1.55	1.55	1.55	68	4.80769	1.24	1.24	1.24	106	5.20191	1.21	1.21	1.21
31	4.31329	1.53	1.53	1.53	69	4.81893	1.24	1.24	1.24	107	5.21062	1.21	1.21	1.21
32	4.33247	1.52	1.52	1.52	70	4.83017	1.23	1.23	1.23	108	5.21934	1.21	1.21	1.21
33	4.35166	1.51	1.51	1.51	71	4.84131	1.23	1.23	1.23	109	5.22805	1.22	1.22	1.22
34	4.37084	1.50	1.50	1.50	72	4.85245	1.22	1.22	1.22	110	5.23632	1.22	1.22	1.22
35	4.38227	1.49	1.49	1.49	73	4.86359	1.21	1.21	1.21	111	5.24460	1.22	1.22	1.22
36	4.39371	1.47	1.47	1.47	74	4.87464	1.22	1.22	1.22	112	5.25287	1.22	1.22	1.22
37	4.40514	1.46	1.46	1.46	75	4.88568	1.22	1.22	1.22	113	5.26065	1.22	1.22	1.22
38	4.41841	1.45	1.45	1.45	76	4.89672	1.22	1.22	1.22	114	5.26842	1.23	1.23	1.23

Assumptions:
1. Run at Pricing Speed
2. Calculated 30/360
*Percent



*Interest Rate Corridor Schedule for Class A-1 Certificates**

Period	Notional Amount ($)	Strike Rate (%)	Ceiling Rate (%)	Available Funds Cap Static (%)(1)	Available Funds Cap Stressed (%)(2)
1	160,000,000.00	9.86	9.86	10.81	10.81
2	153,921,248.99	6.14	9.86	6.28	9.98
3	147,615,579.12	6.35	9.86	6.49	9.98
4	141,085,778.09	6.14	9.86	6.28	9.99
5	133,972,182.36	6.35	9.86	6.49	10.00
6	126,298,717.66	6.14	9.86	6.28	10.00
7	118,772,271.71	6.14	9.86	6.28	10.00
8	111,390,271.05	6.35	9.86	6.49	10.00
9	104,150,258.57	6.14	9.86	6.28	10.00
10	97,049,541.17	6.35	9.86	6.49	10.00
11	90,085,476.37	6.14	9.86	6.28	10.00
12	83,255,471.35	6.14	9.86	6.28	10.00
13	76,556,982.03	6.81	9.86	6.95	10.00
14	69,987,512.16	6.14	9.86	6.28	10.00
15	63,544,612.42	6.35	9.86	6.49	10.00
16	57,225,879.54	6.14	9.86	6.28	10.00
17	51,028,955.48	6.35	9.86	6.49	10.00
18	44,951,526.51	6.14	9.86	6.28	10.00
19	38,991,322.45	6.14	9.86	6.28	10.00
20	33,146,115.82	6.35	9.86	6.49	10.00
21	27,413,721.07	6.14	9.86	6.28	10.00
22	21,791,993.75	6.35	9.86	6.49	10.00
23	16,278,829.80	6.14	9.86	6.28	10.00
24	10,872,164.74	6.14	9.86	6.28	10.00
25	5,569,972.97	6.82	9.86	6.96	9.99
26	370,267.02	6.14	9.86	6.28	10.00

*Run at Pricing Speed
(1) 1 Month Libor is equal to 2.65%
(2) 1 Month Libor is equal to 20.00%



BREAKEVEN Static			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (Yrs)
M-1	6.03	8.35	15.00
M-2	4.47	6.48	16.23
M-3	3.28	4.94	18.24
M-4	2.73	4.18	21.20

Assumptions:
1. Run at Pricing Speed to maturity
2. Assumes deal does not step-down
3. 40% Loss Severity
4. 6 month recovery lag
5. Principal and interest is advanced on every loan
6. CDRs are approximate
7. Settlement Date is 3/7/2005
8. 1 Month LIBOR is equal to 2.65%
9. Breakeven CDR is last CDR without the Class taking a loss.

BREAKEVEN Forwards			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (Yrs)
M-1	5.86	8.15	15.11
M-2	4.34	6.32	16.32
M-3	3.28	4.94	18.24
M-4	2.73	4.18	21.20

Assumptions:
1. Run at Pricing Speed to maturity
2. Assumes deal does not step-down
3. 40% Loss Severity
4. 6 month recovery lag
5. Principal and interest is advanced on every loan
6. CDRs are approximate
7. Settlement Date is 3/7/2005
8. 1 Month LIBOR Forward Curve
9. Breakeven CDR is last CDR without the Class taking a loss.



BREAKEVEN Forwards + 100 bps			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (Yrs)
M-1	5.71	7.98	15.17
M-2	4.19	6.13	16.35
M-3	3.28	4.94	18.24
M-4	2.73	4.18	21.20

Assumptions:
1. Run at Pricing Speed to maturity
2. Assumes deal does not step-down
3. 40% Loss Severity
4. 6 month recovery lag
5. Principal and interest is advanced on every loan
6. CDRs are approximate
7. Settlement Date is 3/7/2005
8. 1 Month LIBOR Forward Curve + 100bps
9. Breakeven CDR is last CDR without the Class taking a loss.

BREAKEVEN Forwards + 200 bps			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (Yrs)
M-1	5.57	7.81	15.31
M-2	4.05	5.95	16.43
M-3	3.19	4.82	18.29
M-4	2.73	4.18	21.20

Assumptions:
1. Run at Pricing Speed to maturity
2. Assumes deal does not step-down
3. 40% Loss Severity
4. 6 month recovery lag
5. Principal and interest is advanced on every loan
6. CDRs are approximate
7. Settlement Date is 3/7/2005
8. 1 Month LIBOR Forward Curve + 200bps
9. Breakeven CDR is last CDR without the Class taking a loss.



DESCRIPTION OF THE COLLATERAL

TOTAL COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the Mortgage Loans listed below are as of the Cut-off Date.

	Summary Statistics	Tolerances
Number of Mortgage Loans:	2,735	
Aggregate Current Principal Balance:	$415,249,872.53	(+/-) 5%
Avg. Current Principal Balance:	$151,828.11	Approx.
Aggregate Original Principal Balance:	$418,496,508.00	(+/-) 5%
Avg. Original Principal Balance:	$153,015.18	Approx.
Wtd. Avg. Gross Coupon:	6.880%	(+/-) 5 bps
Wtd. Avg. Net Coupon:	6.487%	(+/-) 5 bps
Wtd. Avg. Stated Remaining Term (months):	331	(+/-) 1 month
Fixed-Rate Mortgage Loans:	100%	
1st Lien:	100%	
Prepay Flag:	66.39%	Approx.
Wtd. Avg. Seasoning (months):	5	(+/-) 1 month
Wtd. Avg. LTV at Origination:	79.07%	Approx.
Wtd. Avg. Current LTV:	78.50%	Approx.
Wtd. Avg. Effective LTV*:	66.81%	Approx.
Wtd. Avg. FICO:	698	Approx.

**See Mortgage Pool definition above*



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
13,500 - 19,999	3	$48,300	0.01	6.972	682	64.21	73.44
20,000 - 29,999	44	1,115,157	0.27	7.434	695	63.92	79.62
30,000 - 39,999	91	3,156,197	0.76	7.281	694	62.91	77.74
40,000 - 49,999	108	4,768,640	1.15	7.151	701	62.73	75.69
50,000 - 59,999	119	6,445,358	1.55	7.320	700	63.78	81.07
60,000 - 69,999	184	11,734,010	2.83	7.177	699	64.63	76.63
70,000 - 79,999	161	11,836,056	2.85	7.089	700	64.51	79.61
80,000 - 89,999	170	14,228,618	3.43	7.016	697	64.82	77.58
90,000 - 99,999	118	11,032,560	2.66	6.991	700	68.21	82.38
100,000 - 149,999	665	81,227,939	19.56	6.975	696	65.97	80.03
150,000 - 199,999	424	72,237,477	17.40	6.874	701	66.63	78.43
200,000 - 249,999	260	57,173,942	13.77	6.797	692	68.10	79.44
250,000 - 299,999	139	37,559,122	9.04	6.820	695	68.40	79.99
300,000 - 349,999	89	28,244,300	6.80	6.821	703	68.57	79.58
350,000 - 399,999	57	21,256,250	5.12	6.847	703	68.71	83.30
400,000 - 449,999	32	13,336,452	3.21	6.728	711	66.36	77.98
450,000 - 499,999	25	11,781,222	2.84	6.798	685	66.57	81.02
500,000 - 599,999	31	17,006,281	4.10	6.587	702	67.18	75.94
600,000 - 699,999	7	4,433,807	1.07	6.498	725	62.10	67.49
700,000 - 799,999	5	3,716,241	0.89	6.549	685	71.38	71.38
900,000 - 999,999	2	1,918,690	0.46	5.992	640	58.17	58.17
1,000,000 - 1,000,000	1	993,253	0.24	6.250	677	66.67	66.67
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
13,065 - 19,999	4	$64,440	0.02	6.948	703	57.20	64.12
20,000 - 29,999	45	1,156,284	0.28	7.395	699	63.00	78.15
30,000 - 39,999	98	3,450,938	0.83	7.229	698	61.66	76.03
40,000 - 49,999	109	4,912,563	1.18	7.136	697	63.27	75.76
50,000 - 59,999	129	7,126,186	1.72	7.257	704	61.91	77.67
60,000 - 69,999	188	12,200,161	2.94	7.168	699	65.82	78.18
70,000 - 79,999	170	12,804,658	3.08	7.046	699	64.31	78.44
80,000 - 89,999	162	13,840,608	3.33	7.063	695	65.39	79.60
90,000 - 99,999	122	11,684,395	2.81	6.917	702	67.32	78.66
100,000 - 149,999	665	82,606,327	19.89	6.968	696	65.80	79.84
150,000 - 199,999	422	73,328,359	17.66	6.867	700	66.88	78.73
200,000 - 249,999	245	54,806,814	13.20	6.809	691	68.15	79.53
250,000 - 299,999	139	38,164,859	9.19	6.834	697	68.40	80.16
300,000 - 349,999	81	26,054,787	6.27	6.839	705	69.08	80.99
350,000 - 399,999	58	21,853,103	5.26	6.816	700	67.99	81.82
400,000 - 449,999	30	12,685,816	3.05	6.728	706	66.83	78.39
450,000 - 499,999	24	11,432,464	2.75	6.805	695	65.51	80.52
500,000 - 599,999	30	16,612,832	4.00	6.591	698	67.71	75.87
600,000 - 699,999	6	3,836,094	0.92	6.459	731	64.30	70.53
700,000 - 799,999	5	3,716,241	0.89	6.549	685	71.38	71.38
900,000 - 993,253	3	2,911,944	0.70	6.080	653	61.07	61.07
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Original Term to Maturity

RANGE OF MONTHS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
180 - 240	472	$54,948,223	13.23	6.503	702	63.27	71.71
241 - 360	2,263	360,301,650	86.77	6.937	697	67.35	80.20
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Current Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
5.000 - 5.249	3	$338,495	0.08	5.074	681	63.39	76.07
5.250 - 5.499	1	248,554	0.06	5.250	765	29.59	29.59
5.500 - 5.749	20	2,937,892	0.71	5.600	715	61.88	61.88
5.750 - 5.999	73	13,545,150	3.26	5.851	717	66.39	67.10
6.000 - 6.249	123	23,216,289	5.59	6.092	710	66.74	67.79
6.250 - 6.499	271	49,888,883	12.01	6.324	709	67.59	69.70
6.500 - 6.749	392	64,692,711	15.58	6.558	709	68.94	74.44
6.750 - 6.999	564	91,612,051	22.06	6.833	697	67.50	78.57
7.000 - 7.249	319	51,465,441	12.39	7.072	695	66.04	82.81
7.250 - 7.499	342	46,332,188	11.16	7.319	680	66.11	86.13
7.500 - 7.749	297	39,030,814	9.40	7.550	689	65.44	89.44
7.750 - 7.999	208	21,616,596	5.21	7.812	692	64.18	90.78
8.000 - 8.249	73	7,013,483	1.69	8.065	662	64.48	91.16
8.250 - 8.499	37	2,481,960	0.60	8.285	677	63.78	90.86
8.500 - 8.749	11	789,032	0.19	8.520	677	63.17	90.25
8.750 - 8.750	1	40,333	0.01	8.750	761	63.00	90.00
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
4.35 - 10.00	2	$206,028	0.05	6.102	667	5.39	5.39
10.01 - 20.00	6	458,858	0.11	6.543	703	17.92	17.92
20.01 - 30.00	30	3,211,814	0.77	6.426	751	26.87	26.87
30.01 - 40.00	53	5,281,431	1.27	6.530	735	35.88	35.88
40.01 - 50.00	100	14,524,660	3.50	6.425	705	46.93	46.93
50.01 - 60.00	157	23,047,970	5.55	6.531	714	55.93	55.93
60.01 - 70.00	304	50,569,390	12.18	6.550	705	66.20	66.20
70.01 - 75.00	182	28,819,234	6.94	6.709	705	73.49	73.49
75.01 - 80.00	564	96,890,306	23.33	6.589	707	79.30	79.30
80.01 - 85.00	126	20,580,834	4.96	6.988	688	65.20	83.58
85.01 - 90.00	765	105,760,100	25.47	7.213	692	62.66	89.51
90.01 - 95.00	446	65,899,247	15.87	7.342	675	66.29	94.74
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Effective Original Loan-to-Value Ratios

RANGE OF EFFECTIVE ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
4.35 - 10.00	2	$206,028	0.05	6.102	667	5.39	5.39
10.01 - 20.00	6	458,858	0.11	6.543	703	17.92	17.92
20.01 - 30.00	30	3,211,814	0.77	6.426	751	26.87	26.87
30.01 - 40.00	53	5,281,431	1.27	6.530	735	35.88	35.88
40.01 - 50.00	100	14,524,660	3.50	6.425	705	46.93	46.93
50.01 - 60.00	172	25,826,025	6.22	6.598	709	56.35	59.20
60.01 - 70.00	1,626	240,031,517	57.80	7.090	690	64.65	85.56
70.01 - 80.00	746	125,709,540	30.27	6.616	707	77.97	77.97
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
443 - 460	1	$61,993	0.01	6.875	443	66.50	95.00
461 - 480	1	129,487	0.03	7.250	473	66.47	94.96
481 - 500	5	345,212	0.08	7.410	492	65.96	91.48
501 - 520	11	1,345,528	0.32	7.305	510	64.85	87.15
521 - 540	11	1,161,284	0.28	7.177	530	66.25	88.25
541 - 560	11	1,326,985	0.32	7.101	550	67.55	85.29
561 - 580	9	1,369,682	0.33	7.252	571	67.00	84.74
581 - 600	22	3,607,621	0.87	7.274	592	64.99	85.61
601 - 620	100	17,114,882	4.12	6.988	610	65.18	82.86
621 - 640	224	30,361,125	7.31	6.996	632	65.62	80.45
641 - 660	304	47,285,036	11.39	6.991	651	67.08	82.22
661 - 680	383	61,880,185	14.90	6.928	671	67.24	80.30
681 - 700	374	55,739,031	13.42	6.903	690	67.05	80.45
701 - 750	748	116,078,713	27.95	6.800	725	67.85	78.02
751 - 800	490	71,488,144	17.22	6.780	772	65.96	75.39
801 - 814	41	5,954,964	1.43	6.554	806	59.90	63.70
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
Primary	1,913	$328,369,431	79.08	6.808	696	67.04	79.45
Investor	709	69,968,944	16.85	7.257	704	65.74	77.89
Second Home	113	16,911,497	4.07	6.708	710	66.74	76.66
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
No Doc	855	$124,997,198	30.10	6.938	704	65.62	76.58
No Ratio w/VOA	121	20,429,029	4.92	6.787	689	65.91	77.49
No Ratio w/no VOA	451	58,472,241	14.08	7.152	686	66.44	81.95
Stated w/VOA	376	67,143,539	16.17	6.642	708	68.55	79.71
Stated w/no VOA	932	144,207,865	34.73	6.842	693	67.30	79.99
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

*Based on mortgagor representation at origination.

PMI Status

PMI STATUS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
OLTV <= 80%	1,398	$223,009,692	53.70	6.575	708	69.08	69.08
PMI	1,337	192,240,181	46.30	7.233	686	64.17	90.67
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
1 - 3	324	$53,260,889	12.83	6.811	702	67.47	79.51
4 - 6	1,731	264,616,581	63.72	6.942	698	67.03	79.52
7 - 9	605	88,887,489	21.41	6.754	697	65.90	77.36
10 - 12	52	6,367,668	1.53	6.586	692	65.31	80.46
13 - 18	22	2,035,742	0.49	6.881	676	64.49	78.79
19 - 23	1	81,503	0.02	7.160	721	66.50	95.00
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
Single Family	2,193	$333,341,962	80.28	6.848	695	66.92	79.28
2-4 Family	334	52,998,546	12.76	7.099	702	65.75	77.26
Condo	183	26,780,421	6.45	6.835	717	67.47	80.09
Manufactured Housing	25	2,128,944	0.51	6.971	721	67.61	79.68
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
Cash Out Refinance	990	$170,495,099	41.06	6.821	695	65.46	75.09
Purchase	1,478	205,025,109	49.37	6.975	702	68.47	83.68
Rate/Term Refinance	267	39,729,665	9.57	6.638	686	64.03	72.36
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

12 Month Payment History

TIMES 30 DAYS DELINQUENT IN THE LAST 12 MONTHS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
0	2,674	$406,644,100	97.93	6.877	699	66.87	79.07
1	54	7,511,247	1.81	6.972	661	62.87	78.15
2	4	605,571	0.15	7.415	613	64.18	86.41
3	3	488,955	0.12	6.749	706	74.91	85.64
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
California	325	$78,389,862	18.88	6.574	708	65.71	72.30
New York	160	24,444,208	5.89	7.124	689	65.94	80.63
New Jersey	103	22,273,999	5.36	7.040	687	66.08	78.74
Texas	186	19,526,459	4.70	6.907	692	68.66	84.02
Maryland	97	18,144,423	4.37	6.739	697	67.22	77.38
Virginia	124	17,380,175	4.19	7.005	695	67.53	80.73
Washington	100	16,484,099	3.97	6.771	694	67.10	79.87
Arizona	107	15,078,033	3.63	6.875	702	67.37	82.44
Pennsylvania	148	14,453,804	3.48	7.050	692	66.46	82.34
Nevada	66	13,743,143	3.31	6.648	708	69.43	77.85
Minnesota	86	13,577,912	3.27	7.106	717	66.93	79.33
Colorado	78	13,443,706	3.24	6.697	720	70.82	79.84
Ohio	118	12,045,903	2.90	7.030	671	66.92	83.98
Massachusetts	47	10,818,685	2.61	6.924	709	63.80	78.46
Illinois	65	7,783,440	1.87	7.075	700	66.84	78.97
Oregon	43	6,965,426	1.68	6.596	701	68.56	75.83
New Hampshire	37	6,704,922	1.61	6.854	709	67.34	79.20
Florida	38	6,352,433	1.53	6.870	699	67.21	79.05
Missouri	53	5,598,158	1.35	7.033	683	68.11	82.63
Connecticut	26	5,204,310	1.25	7.037	711	66.31	81.39
Tennessee	60	5,136,802	1.24	7.077	699	68.28	85.76
Georgia	40	4,931,493	1.19	7.190	680	68.82	85.72
New Mexico	43	4,893,102	1.18	7.176	693	68.58	84.34
Wisconsin	40	4,591,815	1.11	7.027	712	66.07	81.36
Idaho	36	4,582,517	1.10	6.869	697	67.72	79.58
North Carolina	26	4,406,437	1.06	6.845	680	66.48	74.67
Utah	26	4,389,824	1.06	6.899	693	65.98	83.50
Michigan	43	4,219,784	1.02	7.179	685	62.42	76.76
<Others>	414	49,685,000	11.97	7.022	688	66.25	81.89
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Prepayment Penalty Term for Mortgage Loans

ORIGINAL PREPAYMENT TERM (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
0	969	$139,552,573	33.61	7.120	698	66.46	79.88
12	40	6,636,816	1.60	7.028	690	67.09	84.03
24	1,588	248,980,694	59.96	6.747	698	67.10	78.61
36	138	20,079,790	4.84	6.795	689	65.54	77.64
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**

Prepayment Description

Prepay Description	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV (%)
1% of PP Amt	183	$17,971,515	4.33	7.085	676	66.50	83.07
2 Mo on 2/3 of PP Amt	88	17,761,778	4.28	6.724	692	66.87	77.78
2 Mo on 80% of PP Amt	31	3,622,551	0.87	6.957	710	66.13	80.77
2% of PP Amt	139	21,758,001	5.24	6.931	687	66.98	80.80
3%, 2%, 1% of PP Amt	1	74,802	0.02	7.000	758	65.40	83.85
5%, 4%, 3% of PP Amt	2	183,494	0.04	7.278	600	66.50	95.00
6 Mo on 80% of PP Amt	1,270	208,513,264	50.21	6.705	702	67.10	77.99
2%, 1% of PP Amt	21	2,933,490	0.71	6.839	667	62.46	79.93
5%, 4% of PP Amt	31	2,878,405	0.69	7.028	672	68.01	84.69
None	969	139,552,573	33.61	7.120	698	66.46	79.88
Total:	**2,735**	**$415,249,873**	**100.00**	**6.880**	**698**	**66.81**	**79.07**



Rating Agency Contacts

Standard & Poor's

Adrian Techeira	(212) 438-2103
Rebecca Neary	(212) 438-3026

Moody's

Michael Zoccoli	(212) 553-1012

DBRS

Quincy Tang	(212) 635-3277
Bernard Maas	(212) 806-3914